Cooley Godward LLP	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com BRETT D. WHITE (650) 843-5191 whitebd@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

March 30, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop: 4-6

Washington, D.C. 20549

Attention: Mark P. Shuman

Re:	Rackable Systems, Inc., Registration Statement
on Form S-1 (File No. 333-122576)

Dear Mr. Shuman:

On behalf of our client, Rackable Systems, Inc. (“Rackable Systems” or the “Company”), we are electronically transmitting a conformed copy of Rackable Systems’ Amendment No. 1 to its registration statement on Form S-1, marked to show changes from the registration statement filed with the Commission on February 4, 2005. All references to page numbers in the responses set forth in this letter refer to pages in Amendment No. 1.

Amendment No. 1 is being filed in response to your letter dated March 7, 2005, setting forth the Staff’s comments regarding the registration statement. In addition, Amendment No. 1 contains full year 2004 financial statements.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the registration statement.

General

1.	We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

We understand that the Staff will need sufficient time to process the amendment once we have included the price range in the preliminary prospectus, and that the Staff may raise additional issues on areas not previously commented upon in response to the disclosure.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Two

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, provide neither the number of shares to be offered nor the number of shares to be sold by selling stockholders on the cover. Fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. Please see Section II.A.7 of Release No. 33-6714. Also, confirm that you have not circulated copies of the registration statement and will not circulate until you include an estimated price range and maximum number of shares, and all other information except information you may exclude in reliance upon Rule 430A.

We confirm that we will fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that the Company is allowed to omit. Also, we have been informed by the Company that it has not circulated copies of the registration statement, and that it will not circulate copies of the registration statement until it includes an estimated price range and maximum number of shares, and all other information except information the Company may exclude in reliance upon Rule 430A.

Inside Front Cover Page

3.	We note that your graphic artwork contains narrative text which includes phrases such as “high-density compute and storage servers,” “open architecture approach,” “scale out datacenter deployments,” and “half-depth design.” Please keep in mind our plain English principles regarding the use of industry jargon and terms unfamiliar to the average investor. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance. Please also provide us with support for your statement that your high-capacity storage systems are “low cost.”

The narrative text relating to the artwork has been revised in response to the comment.

With respect to the Company’s statement that its high-capacity storage systems are “low cost,” the Company supplementally informs the Staff that a typical configuration of Rackable Systems’ S3118 storage server with 18 drives of 250 gigabytes, or GB, per drive, resulting in 4,500 GB of storage, would be priced at $14,999. Consequently, the cost per GB of storage for this system would be $3.33. This compares with an estimated industry average cost per GB of storage of $11.23 for high-capacity, low-cost disk storage systems in 2004 and $8.28 in 2005, based on a November 2004 report published by IDC, IDC #32225, relevant portions of which accompany this letter. When compared to the estimated average cost per GB of internal storage worldwide, $3.33 measures even more favorably to $15.13 in 2004 and $11.10 in 2005 as reported in this IDC report.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Three

Prospectus Summary

4.	Please supplementally provide us support for your statement, in this summary and elsewhere in the prospectus, that you are “a leading global provider of high-density compute servers and high-capacity storage systems.” Additionally expand your disclosure to state concisely the basis on which the leadership claim is made. In your response tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. We note your statement on page 3 that you are “subject to intense competition from some of the largest enterprise computing and storage companies in the world.”

The disclosure has been revised on pages 1 and 57 in response to the comment.

With respect to the statement that the Company is a leading provider of high density compute servers, we supplementally advise the Staff that the following data was provided to the Company verbally by IDC, and the Company has reviewed the reports setting forth this data, showing Rackable Systems having achieved the following rankings:

Volume Server Market

2004 Worldwide = 10th (for both units and factory revenues)

2004 North America = 5th (for both units and factory revenues)

Volume x86 Server Market

2004 Worldwide = 9th (for both units and factory revenues)

2004 North America = 4th (for both units and factory revenues)

Overall Server Market

2004 Worldwide = 9th in units, 11th in revenues

2004 North America = 4th in units, 6th in revenues

Q4 2004 only Worldwide = 9th in units, 14th in revenues

Q4 2004 only North America = 4th in units

Intel Overall Server Market

2004 Worldwide = 11th

2004 North America = 4th

Opteron Overall Server Market

2004 Worldwide = 4th

2004 North America = 3rd

However, the Company has not purchased this data, and therefore cannot cite it in the registration statement.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Four

5.	We note your list of customers in this section and your more extensive listing of customers on page 63 of your filing. Please disclose the criteria you used to determine which of your customers were to be disclosed in the prospectus. We note that on page 63 you state that the customers identified represented “large deployments in those industries in the first nine months of 2004.” Does “large” signify the largest deployments for the period or are they samples from a certain threshold in terms of revenue, servers or something else? Further, please explain why the list of customers in your registration statement is different to some degree from the list of customers on your Web site.

In response to the Staff’s comment, the Company supplementally advises the Staff that the list of customers on page 64 represents the top two revenue-generating customers in each selected vertical industry in 2004 that have authorized us to disclose their names in the prospectus. In addition, in response to the comment, the disclosure has been revised on page 64 to state that the named customers are representative of the Company’s top revenue-generating customers in the selected vertical industries. In response to the Staff’s request for explanation, the Company supplementally advises the Staff that this list of customers in the prospectus differs from the list of customers found on its web site because the customers included in the prospectus that are not included on the web site have not provided consent to the Company’s use of their respective names and logos on its web site.

6.	We note your statement that you are “substantially dependent on a small number of customers for a large portion of [y]our revenues” as well as your later disclosure suggesting that such customers change over time as their requirements become fulfilled. Please revise your statement in this summary to clarify that your dependency is not on a small number of recurring customers, but rather significant customers in a given period that may not be significant in subsequent periods as their needs are fulfilled.

The disclosure has been revised on pages 2 and 3 in response to the comment.

The Offering

7.	We note your statement regarding “the conversion and automatic redemption of all of [y]our preferred stock” as well as your disclosure on page 91 stating that the Series A preferred stock will be converted to Series B preferred stock which in turn will be redeemed for $1.25 and .7 shares of common stock per one share of Series B preferred stock. Please consider clarifying your initial statement as it appears to suggest that all shares of a class of preferred stock will be both converted and redeemed for cash and shares of common stock.

The disclosure has been revised on each of pages 4, 9 and 24 to make clearer that the resulting payment of cash and issuance of common stock is in the aggregate.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Five

Summary Financial Data

8.	Revise your disclosure, under this section or elsewhere in your filing, to include a presentation of pro forma earnings per share that reflects the number of shares whose proceeds will be used to redeem preferred shares or repay debt. You may present additional earnings per share data if you consider such information meaningful. In either event, provide footnote disclosure that clearly explains the nature and specific computations of the earnings per share measures presented.

The disclosure has been revised in response to the comment to include a pro forma earnings per share line item and an additional footnote explaining the nature and specific computations of the earnings per share measures. However, the amounts have not been included, as they will only be ascertainable once the offering range has been determined.

9.	We note that your presentation of the non-GAAP measure, “Adjusted EBITDA,” includes adjustments for the changes in fair value of embedded derivatives in preferred stock and amortization of stock-based compensation. In light of this disclosure please tell us how you have considered the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K.

After further consideration, the Company has removed from Adjusted EBITDA amortization of stock-based compensation. However, the Company believes that it is appropriate to continue to exclude the change in the fair value of derivatives and the gain on the sale of investment. In reaching this conclusion, the Company considered the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K, and took guidance from the Staff’s answer to FAQ No. 8 in the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” published June 13, 2003. We believe that this disclosure, as revised, is consistent with the Staff’s interpretation for the following reasons:

(a)	Rackable Systems has not adjusted for the changes in fair value of embedded derivatives in preferred stock in an attempt to smooth earnings.

(b)	As the Staff stated in this FAQ, there is no per se prohibition against removing a recurring item, provided that the company meets “the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” The disclosure on pages 8 and 9 and on pages 29 and 30 was drafted, in part, specifically in response to this comment.

(c)

The Staff stated “Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Six

finite period.” As noted on pages 8 and 9 and on pages 29 and 30, the embedded derivative will disappear with the closing of this offering. At that time, all of the Series A Preferred will have converted, and so there will be no more embedded derivative charges following the closing absent Rackable Systems issuing another instrument such as the Series A preferred, which it has no current intention to do.

(d)	The Staff stated that inclusion of a non-GAAP measure, such as the Adjusted EBITDA measure used by Rackable Systems, may be misleading absent specified disclosure. Rackable Systems has included that disclosure on pages 8 and 9 and on pages 29 and 30 of the Amendment immediately following the disclosure of Adjusted EBITDA.

As a result, Rackable Systems believes that it has met all of the conditions set forth by the Staff in its FAQ No. 8 and, as such, this disclosure, as revised, would not be prohibited by requirements of Item 10(e)(1)(ii)(B) of Regulation S-K.

10.	Currently, your presentation of non-GAAP measures includes a reconciliation to net income (loss). This suggests that you consider the non-GAAP measures to be performance measures. However, your disclosure regarding your reasons for presenting the non-GAAP measures indicates, in part, that the measures aid investors in analyzing your ability to generate cash flows. Revise your presentation to resolve this apparent inconsistency. Alternatively, tell us why you believe a revision is not necessary.

We have revised the disclosure on pages 8, 9, 29, 30 and 45 in response to the comment.

11.	Revise the discussion of your non-GAAP measures to include, or provide a cross-reference to, discussion of the limitations of these measures. See page 46 of your filing.

The disclosure has been revised on pages 8 and 30 in response to the comment.

Risk Factors

12.	We note that certain risk factors you have disclosed identify potential risks resulting from the described uncertainty or cause. For example, your risk factor on page 10 discusses the possible risk of pricing pressure by financially stronger competitors. Please review your risk factors in light of this comment and disclose any material incidence, if any, in which such an event has occurred and the actual material effects on your business as a result.

The disclosure has been revised on pages 11, 12 and 13 in response to the comment. The Company also reviewed the risk factors in their entirety, and respectfully submits that it has provided examples of other risks on page 10 (two examples of the revenue levels from a large customer citing the percentage of revenue from period to period) and page 12 (DRAM pricing and Intel chip shortages).

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Seven

Our products incorporate open standard, commoditized components and materials, pp. 10-11

13.	Please consider elaborating on any material relationship with your suppliers. Notwithstanding your lack of long-term supply arrangements, do certain key suppliers provide a significant volume of your components and/or work effectively within your just-in-time production framework such that the loss of such a supplier would materially affect your operations? Any agreements with such suppliers may need to be filed as exhibits to the registration statement. Please see Item 601(b)(l0)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, we supplementally advise the Staff that the Company has informed us that it generally maintains multiple vendors for each of its products and components and it is generally able to replace any of its suppliers without materially affecting its business or operations. Other than Intel and Advanced Micro Devices, both of which are already mentioned in the risk factors and in the Company’s response to comment number 14, there are no other arrangements with suppliers that the Company deems to be material to its business. We have been advised that the Company has no material contracts with any of its suppliers and all of its orders from its suppliers that are material to the Company’s business are completed using purchase orders.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology…, p.14

14.	We note your statement that you rely heavily on Intel and Advanced Micro Devices as component suppliers. In light of the importance of their components to your products, it appears that any agreement with such suppliers would need to be filed as exhibits to the registration statement. Does an agreement govern your ownership of the product innovations developed by them at your direction? Does your product or business materially depend on any such innovation owned by you but developed by a supplier?

In response to the Staff’s comment, the Company supplementally advises the Staff that it has only purchased components from Intel and Advanced Micro Devices via ordinary course purchase orders, and does not otherwise have any contracts with either Intel or Advanced Micro Devices other than an evaluation agreement with Advanced Micro Devices that was entered into in the ordinary course of business and is not material to the Company.

Our business depends on decisions by potential customers to adopt our modular, open standard-based products and to replace their legacy server systems with our products, pp. 11-12

15.

We note that your servers run on Linux or Microsoft Windows operating systems. Do you provide the installation of the operating system for your customers as well as the license for Microsoft Windows? Provide your analysis as to whether any agreement with Microsoft is material to your business and would need to be filed as an exhibit to your registration

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Eight

statement. If you believe this is an “ordinary course” arrangement, please explain the basis of that belief in reasonable detail.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company assists its customers in loading operating systems, but generally the customer obtains the license for the operating system. In a minority of instances, the Company will purchase a license for the customer and then charge the customer; however, each such purchase is just for that one customer. The Company does not currently have an OEM software license with Microsoft, although it is in discussions with Microsoft to determine if such a license may be appropriate.

16.	Please briefly elaborate on the litigation surrounding the Linux operating system and how such litigation has the effect of impeding adoption of Linux as well as its specific effect on your business. Do Linux servers represent a significant share of the servers you sell?

The disclosure has been revised on page 13 in response to the comment.

We depend on our Foundation Series computer servers for substantially all of our revenues…, p. 14

17.	Please clarify here and in your business section whether you intend the Scale Out Series compute servers to replace your Foundation Series compute servers. We note that your first sale of the Foundation Series occurred five years ago. Has the Foundation Series been superseded or is it being replaced as a product or do you plan the Scale Out Series to be another product in your product line-up? Please also specify here or elsewhere in your prospectus, such as your management’s discussion and analysis, the percentage of revenue that the Foundation Series represented for the applicable financial statement periods.

The disclosure has been revised on pages 15, 16, 31 and 57 to clarify that the Company’s Scale Out Series is not intended to replace or supersede its Foundation Series. In addition, the disclosure has been revised on pages 15 and 16 to note that the Company’s Foundation Series accounted for substantially all of the Company’s revenues during the 2004. Please also see the Company’s response to comment 22.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members, pp. 16-17

18.	Please disclose the measures that you will or have already put in place to timely identify and accurately report complex accounting issues other than those related to equity and derivative transactions. Additionally disclose whether you will or already have implemented your auditors’ suggestions or other measures regarding the reportable material weakness.

The disclosure has been revised on page 18 in response to the comment.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Nine

Use of Proceeds

19.	We note in your management’s discussion and analysis on page 32 that you intend to increase your research and development as well as your sales and marketing spending in order to “expand our product portfolio and add new features to our existing products” and to “hire additional sales personnel.” We also note your risk factors on page 11 discussing your expansion plans. Further, your cash flow for the nine months ended September 30, 2004 is negative. As a result, it appears your expansion plans require the use of your proceeds from this offering. Do you have a business plan for your use of proceeds encompassing your plans for expansion and any other uses? Please detail and describe the intended application of the proceeds from this offering in light of your foregoing expansion plans as well as any existing business plan.

The disclosure has been revised on page 23 in response to the comment.

20.	Please detail the interest rate and maturity date for the promissory notes in which proceeds from the offering will be used to repay. Please see the Instructions to Item 504 of Regulation S-K.

The disclosure has been revised on page 23 in response to the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

21.	Please supplementally inform us and consider providing disclosure regarding the reason for the purchase of all of the assets and assumption of all of the liabilities of Old LLC by GNJ, Inc. Please also inform us of the reason for the subsequent merger of Old LLC into GNJ, Inc. in light of the prior asset and liability transfer.

In response to the Staff’s comment, the Company supplementally advises the Staff that we have been advised that Old LLC management wanted to provide equity incentives to key employees through an option plan. The favorable tax treatment for incentive stock options under Section 422 does not apply to LLCs. In addition, Old LLC wanted to be prepared for a possible sale to a public company, and in order to be able to do a tax-free reorganization the entity must be a corporation. Predecessor intended to merge Old LLC into Predecessor in December 2000. However, due to an administrative delay in the California Secretary of State’s Office, the parties could not consummate the merger at that time. Instead, as a temporary measure, Predecessor purchased all of the assets and assumed of all of the liabilities of Old LLC so that Predecessor could continue to conduct business. In January 2001, once the administrative hurdles were cleared, Predecessor proceeded with the merger of Old LLC. We do not believe that this historical information is relevant to investors and, accordingly, have not included such disclosure in the registration statement.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Ten

22.	We note your recent introduction of your Scale Out Series products. This new product line appears to be a material trend with respect to your revenues. Please provide additional disclosure in this section regarding the market conditions for the new product and management’s views as to the trend towards increasing reliance on the new product line and its prospective impact on your financial condition. Do you plan to shift sales and marketing resources to your Scale Out Series from your Foundation Series? Please note our prior comment regarding the Scale Out Series.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16, 31 and 57. The Company supplementally advises the Staff that the first significant bookings (confirmed orders) of the Scale Out Series occurred in the fourth quarter of 2004 and the first significant shipments (recognized revenue) of the Scale Out Series have occurred during the current quarter (the first quarter of 2005). The Company expects revenue associated with the Scale Out Series product in the current quarter to represent a small percentage of the Company’s anticipated revenues for the first quarter of 2005. With respect to whether the Company plans to shift resources from the Scale Out Series, the Company advises the Staff that the Scale Out Series is an additional cabinet and chassis enclosure type that leverages essentially the identical sales, marketing, supply chain and manufacturing infrastructure as the Foundation Series. In this sense, the Company is not shifting resources to support the Scale Out Series, but instead, the Scale Out Series is a supplemental product in the Company’s portfolio. The Company views the Scale Out Series as an addition to its product portfolio and revenue stream as opposed to a fundamental shift in its product strategy. That being said, it is difficult to forecast the rate of market acceptance for the relatively new Scale Out Series, and it is too early to ascertain whether any trends exist.

23.	We note your risk factor discussion on page 12 regarding your plan to adopt a channel strategy. This sales strategy appears to be a material divergence from your historical reliance on direct sales. Please provide additional disclosure regarding your plan to develop channel sales and its prospective impact on your business operations, capabilities and financial condition. How will establishing your channel strategy affect your sales and marketing expenses going forward and will resources be shifted from your current direct sales approach?

In response to the Staff’s comment, the Company supplementally advises the Staff that its adoption of a channel strategy, as it is currently envisioned, should be viewed as an extension of its direct sales model as opposed to a radical departure from its current sales model. The Company currently uses channel partners to expand its reach into accounts that fit its model (large scale out deployments), where the channel partner has already established relationships, and the Company believes that it may be able to accelerate sales to certain new accounts by working through channel partners. Since approximately March of 2004, the Company has worked with channel partners on both a referral basis and a resale basis. Currently, the Company’s channel efforts are not particularly resource intensive. The

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Eleven

Company employs one full time channel manager, and manages specific channel accounts by using its traditional account-focused or geographic-focused direct sales executives.

The Company respectfully submits to the Staff that it does not expect a material difference to its operations in 2005 due to the continued or expanded use of channel partners as currently contemplated and therefore does not believe that additional disclosure is necessary in the registration statement.

24.	We note your disclosure on page 31 that your product warranty is for one year, but on page 37 you disclose that your product warranty period is one to three years. Please clarify and reconcile these two statements.

The disclosure on pages 33 and 38 has been revised in response to the comment.

25.	Please elaborate on the relationship with Hewlett-Packard in which HP acted as a contractual intermediary for your sales to Microsoft. Please explain the economic and business consequences of the change in your relationship with Microsoft on your operations, if any. Further, in light of the significant amount of revenue Microsoft and Yahoo! accounted for in 2004, please file your agreement with Microsoft and/or HP with respect to your sales to Microsoft as well as your agreement with Yahoo!. We also note your disclosure on page 63 that you expect to contract directly with Microsoft as well as on page F-22 of a September 2003 agreement with Yahoo! for a significant purchase arrangement. If material, such agreement may also need to be filed as an exhibit to your registration statement. Please see Item 60l(b)(10)(ii) of Regulation S-K.

The disclosure on page 33 has been revised in response to the comment.

In response to the Staff’s comment, the Company supplementally advises the Staff that it is currently in the process of negotiating a master purchasing agreement with Microsoft, but does not currently have an agreement in place. It is anticipated that this agreement, if entered into, would not require Microsoft to purchase any amount of the Company’s products, but would govern the terms and conditions of any purchases made pursuant to purchase orders entered into in the ordinary course of business. Therefore, the Company believes that this agreement would not be an agreement upon which the Company would be substantially dependent.

The Company’s agreement with Hewlett Packard expired on January 4, 2005 and neither the Company nor Hewlett Packard maintain any material on-going obligations under such expired agreement. Further, this agreement did not obligate Hewlett Packard to make any purchases from the Company if Microsoft placed no orders, nor did it require the Company to accept purchase orders. Therefore, the Company believes that the agreement is not material to the Company’s business.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twelve

In addition, the Company supplementally advises the Staff further that its agreement with Yahoo! does not contain any specific contractual commitment for Yahoo! to buy the Company’s products, and therefore the Company is not substantially dependent on the agreement for sales of a major portion of its products. Therefore, the Company believes that the agreement with Yahoo! is not material to the Company’s business, that it was entered into in the ordinary course of business and that as a result it is not required to be filed as an exhibit.

26.	We note your disclosure, that Sanmina-SCI, E-Cycle and Synnex are your current contract manufacturers. Please disclose how much each manufacturer contributes to the production of your products. In this regard, the extent of your reliance upon Sanmina’s supply of “the majority of our finished products” and the extent of reliance on the other contractors is unclear. Given what appears to be substantial reliance upon Sanmina and the potential adverse impact of interruption of supply from that contract manufacturer, it appears that the contract manufacturing agreement with Sanmina should be filed as an exhibit. The terms of the contractual relationship of that principal supplier should be expanded in the prospectus that describes your relationships with contract manufacturers. Depending on the extent of your reliance upon the other contract manufacturers and the potential consequences of interruption in your relationships with the other suppliers, it appears, the agreements with them may need to be filed as exhibits to your registration statement. Please see Item 601(b)(10)(ii) of Regulation S-K.

The disclosure has been revised on pages 16 and 73 in response to the comment.

The Company supplementally advises the Staff that while Sanmina completed the majority of Rackable’s finished products during 2004, Sanmina currently is manufacturing less than a majority of the Company’s finished products, and is expected to continue to do so. The Company does not have an existing agreement with Sanmina, and the Company submits purchase orders on an as-needed basis. The Company is currently negotiating a master manufacturing services contract, but the Company believes that this contract, if entered into, would not have any maximum or minimum purchase requirements, and the Company does not believe that it would be material to the Company.

In addition, while the Company has written agreements with E-Cycle and Synnex and is currently in the process of negotiating agreements with additional contract manufacturers, such agreements do not (and are not expected to) contain purchase obligations by the Company; instead, such agreements simply govern the terms and conditions of purchase orders that are submitted. Consequently, the Company does not believe it is appropriate to discuss the terms of these agreements in the prospectus. Lastly, the Company believes that any of its contract manufacturers could be replaced by several other providers with little, if any, interruption to the Company’s business and, therefore, does not believe that the

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Thirteen

termination of its relationship with any one contract manufacturer, all of which relationships have been entered into in the ordinary course of business, would materially affect the Company’s business, and therefore, none of the underlying agreements are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

27.	The discounts and pricing pressure in your gross profit discussion appear to be material trends that may benefit from further discussion in your management’s discussion and analysis. Are discounts provided to all customers or are they negotiated specifically with large volume customers? In addition, please consider elaborating on any material trend related to current DRAM pricing. Do prices appear to be moving up? What affects DRAM pricing and causes its volatility? How much does DRAM contribute to your pricing?

The disclosure has been revised on page 34 in response to the comment. We supplementally advise the Staff that the Company is not aware of any long-term trend in DRAM pricing.

Results of Operations, pp. 39-44

28.	Please quantify the impact of each identified source for significant changes from period to period in line items of your financial statements. For example, you state that your increased revenue for the nine months ended September 30, 2004 from the nine months ended September 30, 2003 is attributable to follow-on sales to existing customers as well as sales to new customers. How much did each contribute to the increase in your revenues? Did the increased headcount in your sales and marketing department contribute to the additional $3 million increase in your sales and marketing expense in your comparison of the same periods? Please review your disclosure in this section in light of this comment. Please refer to Section III.D of Release No. 33-6835 for guidance.

The disclosure has been revised on page 41 through 44 in response to the comment.

29.	If material, please disclose whether in connection with the patent litigation, discussed on page 41, you incurred and recorded any settlement amounts.

The Company supplementally advises the Staff that the Company was the plaintiff in the patent litigation, and reached a settlement with the defendant in which the defendant agreed to pay the Company $25,000. The defendant never actually paid this amount to the Company, and the Company determined that collection was uneconomical. The Company deems this amount to be immaterial.

Comparison of the Years Ended December 31, 2003 and September 30, 2002, pp. 42-43

30.	Please reconcile your statements in your general and administrative expense discussion in which you attribute the $3.5 million increase in the expense primarily to increased

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Fourteen

headcount with your following statements that headcount increased by three employees and $1.4 million of the increase was due to the amortization of patents. Please quantify the increase attributable to increased headcount.

The disclosure has been revised on page 44 in response to the comment.

Comparison of the Years Ended September 30, 2002 and 2001, pp. 43-44

31.	In your cost of revenue and gross profit discussion, please clarify how the decrease in gross profit is attributable to a significant customer. Is this the customer who reduced their order from 2001 to 2002? If so, explain the business conditions that led to the reduction in their order? Did competitive market conditions play a role? Were significant discounts provided to this customer? Were its needs for your products satisfied in the prior period?

The disclosure has been removed as a result of the inclusion of the 2003 to 2004 comparison.

Selected Quarterly Financial Information, pp. 47-48

32.	Please revise to provide for eight quarters of financial information and disclose the per share loss data as required by Item 302(a)(1) of Regulation S-K.

The disclosure has been revised in response to the comment.

Liquidity and Capital Resources, pp. 49-52

33.	We note that you anticipate that your “operating cash flow, together with the net proceeds of this offering and available borrowings,” will be sufficient for your needs in the next 12 to 24 months. Please explain your reliance on operating cash flow to fund your needs in light of the fact that your cash flow from operations has been negative at times and in particular for the nine months ended September 30, 2004. Further, please provide your estimated cash needs for the next 12 to 24 months.

We note for the Staff that the Company generated cash flows from operations for all of 2004. Further, cash needs will be highly dependent on future events that the Company is unable to predict, and the Company is not able to provide an estimated amount with sufficient certainty to disclose in the prospectus.

34.	Regarding the line of credit discussed under Note 10 to your financial statements, expand your disclosure under this section to:

•	Provide the material terms and covenants for the line of credit in quantitative terms, as well as whether you are currently in compliance with the covenants;

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Fifteen

•	Explain the reasons in drawing down the full amount available under your line of credit and discuss the uses of such funds;

•	Discuss your plans and your ability in renewing the credit line before its maturity on March 31, 2005 and/or repaying the borrowings under the credit line;

•	Discuss material implications and impact of such actions, described in the bullet above, or absence thereof, on your short- and long-term commitments and liquidity.

The disclosure has been revised on page 51 in response to the comment.

35.	Please supplementally advise us why the agreement with Parthenon Capital LLC was terminated three years prior to its expiration in spite of the fact that fees for the remaining term of the agreement appears to have been paid in full. Please also advise us of the reason for the repurchase of the warrant obligation as well as the shares held by your founders.

Pursuant to Section 4 of the Advisory Agreement with Parthenon Capital, LLC, the Advisory Agreement would automatically extend for an additional five years following its initial term unless termination was mutually agreed to by the parties. The aggregate advisory services fees under the extended five-year term of the Advisory Agreement would be an additional $3.15 million. Through negotiation, by paying the one-time $630,000 payment to terminate the Advisory Agreement, the Company was able to release itself from this future obligation.

With respect to the Company Warrant Agreement, the Company repurchased the obligations under this agreement because the fully-diluted number of shares of common stock to be outstanding after the offering was not calculable currently with this agreement outstanding and, therefore, presented considerable uncertainty as to its potential dilution impact. The repurchase terms, as negotiated by the Company, removed this uncertainty.

With respect to the repurchase of the shares held by the founders, these shares were held pursuant to the Founders Repurchase and Rights Agreement (Exhibit 10.4). Pursuant to Section 4(b) of this agreement, the shares are subject to substantial restriction on transfer. As a result, the Founders expressed a strong desire to sell a portion of their holdings, and the Company’s Board of Directors, after deliberation, determined that it was in the Company’s and its stockholders’ best interest to purchase these shares from the founders for the price at which the founders, after extensive negotiation, had indicated they were willing to sell them.

36.	In your February 2005 agreement with Rackable Investment, we note that you agreed to, among other things, amend your current voting agreement. However, it does not appear that the amendment has been filed as an exhibit to your registration statement nor mentioned in your discussion of the voting agreement under your certain transactions and related party transactions section. Please file the amendment.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Sixteen

The amendment to the Voting Agreement is set forth in the provisions of Section 1 of Exhibit 10.39. We have clarified the language regarding this agreement on page 94 of the registration statement.

Business

37.	With respect to any third-party statements in your prospectus such as the market data by IDC presented in business, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

We note your industry data discussion on page 73. Rather than aggregating the industry data references in the location on page 73, attribute the industry data to specific sources where the industry data is presented. Additionally, eliminate the disclaimer to the effect that you do not “guarantee the accuracy or completeness of this data.” If you do not reasonably believe that the information is accurate and is data on which investors may reasonably rely in making their investment decisions, you should eliminate the data from your filing. Revise the text as necessary so that you do not suggest that Rackable could lack a reasonable belief as to the completeness and accuracy of the market data it elects to include in the filing.

In response to the Staff’s comment, the Company supplementally provides the Staff, as attached to this letter, with the copies of the portions of the IDC reports referenced in the registration statement and has clearly marked each report to highlight the applicable section containing the statistic along with a cross-reference to the appropriate location in the registration statement. The Company supplementally advises the Staff further that IDC reports are publicly available at a cost. In response to the Staff’s comments, IDC’s consent has been filed as an exhibit.

The Company has revised the disclosure on page 22 and deleted the disclosure on page 74 in response to the second paragraph of the comment.

Industry Background, pp. 57-60

38.

In your power management issues discussion on page 60 or elsewhere in your business section, please discuss the issues with respect to AC or DC power for servers and why it appears that DC power is more favorable than AC power. We note your statement that AC-

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Seventeen

DC power conversion within a single server is not optimal. Please explain why the power conversion is taking place and why you have a solution for it.

We respectfully inform the Staff that the Company believes that all server components use DC power, and so AC-DC conversion must occur at some point. The disclosure has been revised on pages 60 and 61 to make this clear and to address the comment.

The Rackable Systems Solution, pp. 60-62

39.	Please explain your use of the terms “out-of-band and in-band features.”

These terms have been removed from page 61, and the explanation for these terms has been added on page 66 to address the comment.

40.	We note your disclosure of an OEM license agreement with Sun Microsystems for their Solaris operating system. Do Solaris-installed servers represent a material portion of your revenues? Your license agreement with Sun Microsystems may need to be filed as an exhibit to your registration statement.

The disclosure has been revised on page 62 in response to the comment. Because of the lack of any sales of Solaris operating systems, the Company does not believe that its license agreement with Sun Microsystems is material to the Company, and therefore it is not required to be filed as an exhibit to the registration statement.

Customers, pp. 63-64

41.	Please confirm that Snapfish and Data393 have reviewed the text of the prospectus relating to them and concur with the statements concerning product suitability, performance and achievement of objectives or goals.

The Company confirms that each of Snapfish and Data393 have reviewed the text of the prospectus relating to them and have each provided permission for the use of the respective statements concerning product suitability, performance and achievement of objectives or goals.

42.	Please supplementally support the statements in the case studies that your products provide “superior power and heat management” and “superior thermal management.”

In response to the Staff’s comment, the Company supplementally advises the Staff that each of the case studies were drafted in collaboration with each of Snapfish and Data393 regarding their experience with testing and deploying Rackable Systems’ products. Consequently, the statements are the determinations of the attributes of Rackable Systems’ products used by them based on their assessment of the products as compared to the

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Eighteen

alternatives to which they were compared. Rackable Systems is disclosing this assessment by these two customers, which has been confirmed to it by virtue of these two customers having participated in the drafting process of the case studies and having reviewed and concurred with these statements.

Service and Support, pp. 70-71

43.	Please clarify whether the “sparing” arrangements are part of your standard warranty services or are part of your new additional maintenance services. Do these “sparing” arrangements result in additional revenue?

The disclosure has been revised on page 72 in response to the comment.

Management

Stock Option Grants in Last Fiscal Year, p. 79

44.	We note that you have no existing trading market for your shares. With respect to calculating your potential realizable values, please see Instruction 7 to Item 402(c) of Regulation S-K. Please also see Release No. 33-7009 and Interpretations J.16 and 17 of our July 1997 Manual of Publicly Available Telephone Interpretations. Please either use the midpoint of your offering price range until your initial public offering price is determined or discuss in a footnote the valuation method and assumptions used in determining the fair market value of the options.

We confirm that Rackable Systems will fill in all blanks throughout the registration statement prior to effectiveness including the “potential realizable values” on page 81 of the registration statement.

Certain Relationships and Related Party Transactions

45.	Please specify the outstanding units in Rackable Investments LLC. Your disclosure in footnote (3) on page 91 presently states the units held by Parthenon Capital as well as Messrs. Barton and Ford, but does not provide a reference as to what such ownership stakes represent. Please also specify whether Rackable Investments engages in any other business or holds assets other than its holdings in your preferred stock.

The Company has revised the disclosure on page 92 in response to the comment.

46.

We note your statement on the top of page 92 that if the offering closed after March 2005, then the redemption amount of $1.25 per share would be greater. Please confirm and provide us with a detailed calculation of the redemption amount after March 2005. Because the offering will not be effective prior to March 2005, please also consider revising your

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Nineteen

disclosure throughout with respect to this increased redemption amount to emphasize the outcomes that are currently possible, rather than a provision of the agreement that exists but is not operative under current conditions.

The Company supplementally advises the Staff that each share of Series B preferred will be redeemed for the greater of (a) $1.25 and (b) the original purchase price plus accrued and unpaid dividends thereon. Dividends accrue at 10% per annum, or 0.02739726% per day, compounded daily assuming a 365 day year, from the date that the shares of stock were issued. Dividends accrued on the Series A preferred transfer to the Series B preferred upon conversion of the Series A preferred. On March 17, 2005, the accumulated dividends exceeded $1.25 for the shares originally issued on December 23, 2002, and on May 8, 2005 the accumulated dividends will exceed $1.25 for the shares originally issued on February 13, 2003.

As a result of these provisions, the aggregate cash redemption amount of the 19,320,000 shares of Series B preferred to be issued upon conversion of the Series A preferred currently outstanding is as follows on the following dates:

Date	Redemption Amount
March 15, 2005	$24,150,000
March 31, 2005	$24,227,798
April 15, 2005	$24,327,556
April 30, 2005	$24,427,724
May 15, 2005	$24,528,305
May 31, 2005	$24,636,047
June 15, 2005	$24,737,486
June 30, 2005	$24,839,342

As a result of this, we have changed the redemption amount to $24.6 million in the prospectus, assuming a closing date at the end of May 2005, and added additional disclosure on page 4 regarding this issue; however, we do not believe that the level of disclosure provided supplementally to the Staff in response to this comment would be helpful to investors and, accordingly, have not included this information in the registration statement.

47.	Please specify what services were provided by Messrs. Barton and Ford with respect to your December 2002 acquisition in light of the fact that they were also employed by Callero Partners. We note that you also paid Callero Partners for services rendered in connection with your December 2002 acquisition.

In response to the Staff’s comment, the disclosure has been revised on page 95 to clarify that the services were rendered to Old Rackable prior to Messrs. Barton and Ford joining New

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty

Rackable. The Company supplementally advises the Staff that on behalf of Callero Partners, Messrs. Barton and Ford provided consulting services to the Company, including the development of an operational plan, preparation of investor presentations and negotiations for the sale of Predecessor to New Rackable. The Company confirms that it paid Callero Partners for the services provided by Messrs. Barton and Ford. Immediately following the sale of Predecessor to New Rackable, the Company hired Messrs. Barton and Ford.

48.	Please specify the reason for the repurchase of shares from your founders in February 2005 and how the purchase price for such shares was determined.

The reasons for the repurchase of the shares held by the founders is set forth in the last paragraph of our response to comment 35. As to the determination of the purchase price of the shares, this was arrived at through arms-length negotiations between the founders and the Company based on all of the factors implicating the value of the shares, including the uncertainty as to whether the Company would complete the offering, assumptions made as to what the offering price would be, and the restrictions on resale of the shares so long as the shares were held by the founders.

Principal and Selling Stockholders

49.	It appears that footnote (9) to your beneficial ownership table is also applicable to the entities affiliated with Parthenon Capital and Messrs. Barton and Ford.

The disclosure has been revised in footnotes 2 and 4 to the Principal and Selling Stockholders table in response to the comment.

50.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are entities. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

The disclosure has been revised in the footnotes to the Principal and Selling Stockholders table in response to the comment.

51.	Please provide additional disclosure with respect to how each selling stockholder acquired their shares.

The disclosure has been revised in the footnotes to the Principal and Selling Stockholders table in response to the comment.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-One

Underwriting

52.	Please disclose the circumstances under which Lehman Brothers will either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers, directors and stockholders.

Lehman Brothers has advised the Company that it does not have any pre-established conditions to shortening or waiving the terms of lock-up agreements and that it would consider doing so after evaluating the unique facts and circumstances of each person’s request. The Company does not anticipate requesting a waiver or shortening of the lock-up agreement from Lehman Brothers and has no reason to believe that any person who has or will enter into a lock-up agreement with Lehman Brothers in connection with the offering will make such a request. Lehman Brothers has advised the Company that if it were to consider granting a waiver to, or shortening the length of, a lock-up agreement, then some of the factors it would consider in deciding whether to do so include the reason for the request, the number of shares that the locked-up party is requesting be released, whether the stock will be released for public sale or will be transferred to another person or entity that will remain subject to the terms of the lock-up agreement, the current stock price of the Company and the trading history of the stock, then prevailing economic and equity market conditions, and applicable rules and regulations (particularly those relating to the publication of equity research).

53.	We note your disclosure on electronic distributions on page 104. Please tell us specifically whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

Lehman Brothers has informed the Company that any electronic distribution of prospectuses will be done in accordance with procedures previously reviewed and approved by Kristina Wyatt (formerly Schillinger), a member of the Staff of the Commission, on behalf of the Commission. The Company respectfully advises the Staff that disclosure regarding the electronic distribution of prospectuses by the underwriters is set forth in the “Underwriting” section of the Prospectus under the caption “Electronic Distribution.”

It is also possible that other members of the underwriting syndicate may engage in electronic offers, sales or distributions, as none of the agreements Lehman Brothers has with the other underwriters contractually limits the ability of those underwriters to do so. Lehman

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Two

Brothers has advised the Company that it does not know which, if any, members of the syndicate may engage in electronic offers, sales or distributions or how they might choose to do so. Lehman Brothers has informed the Company that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Lehman Brothers Inc. knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Lehman Brothers does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution has been mooted by the declaration of effectiveness of the registration statement.

To address the Staff’s concerns, Lehman Brothers will include in a communication to the syndicate the following:

“The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of common units of the Company unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.”

Nonetheless, if the Company does subsequently become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions, it will promptly supplement this response to identify those members and will provide the Commission with a description of their procedures.

54.	Please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the Web site, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning you or your prospectus that has appeared on their Web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Neither the Company nor, to its knowledge, the underwriters currently have any arrangements with a third party to provide access to the preliminary prospectus on the

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Three

Internet other than with respect to possible electronic road shows. If the underwriters use an electronic road show, a preliminary prospectus will be accessible via the Internet in accordance with the road show vendor’s customary procedures. Lehman Brothers has informed the Company that it typically outsources electronic road shows to either Bloomberg Road Show or Net Road Show and, accordingly, each electronic road show is subject to the applicable no-action letter criteria, including password protection and prospectus accessibility. Lehman Brothers does not have a written agreement in place with either vendor. It is currently contemplated that an electronic road show will be provided by one of these third party vendors. The underwriters have authorized the Company to represent that the electronic dissemination will comply with the Commission’s cited releases and the series of no-action letters on the subject.

The Company will supplement this response if it enters into any other such arrangements in the future.

55.	Supplementally describe to us the mechanics of how and when your directed shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when you and the underwriters notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Lehman Brothers has advised the Company that the procedures for the directed share program are as follows:

The Company will submit names of prospective participants in the directed share program to Lehman Brothers. Lehman Brothers will not send any directed share program materials to prospective participants until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers will send the prospective participants an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed share account opening information and a Lehman Brothers client agreement. The written materials to be distributed by Lehman Brothers in connection with the directed share program reflect all Commission comments received by Lehman Brothers to date in its previous offerings. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 of the Securities Act and the Staff of the Commission, and accordingly, comply with the requirements of Rule 134.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Four

Prospective recipients of reserved shares are determined after reviewing the account information and other responses contained in such documentation. Shares and money are not exchanged until after the offering is priced and confirmations are sent. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter; that letter specifically states that “your indication of interest in buying shares does not constitute an agreement on your part to buy any shares” Purchasers become committed after the offering is priced and a Lehman Brothers representative offers the shares at the specific price and the purchaser confirms his interest and accepts the offer.

The exact number of reserved shares available to prospective purchasers is generally determined prior to, but not later than, the time of the pricing of the offering and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering, which is determined at the time of pricing.

The Company has supplementally provided the Staff of the Commission with copies of the directed share program materials described above.

Change in Accountants

56.	Please revise the disclosure appearing in the first paragraph to state whether Deloitte & Touche resigned, refused to stand for reelection or was dismissed and the date thereof. Indicate whether this change in accountants was recommended or approved by the audit committee or board of directors. See Items 304(a)(1)(i) and 304(a)(1)(iii) of Regulation S-K.

The Company respectfully advises the Staff that Deloitte & Touche did not resign, refuse to stand for reelection nor was it dismissed by the Company. As described in “Change of Accountants,” Deloitte & Touche was the independent public accounting firm of Old Rackable, not New Rackable. Old Rackable sold its assets to New Rackable, a separate legal entity. New Rackable at that time had not engaged any independent public accounting firm and, as described in this section, engaged Ernst & Young to be its independent public accounting firm on January 23, 2003.

57.	Currently, your disclosure regarding disagreements with Deloitte & Touche addresses the period through the date of the “Rackable Purchase.” Revise this disclosure to address the period through the date Deloitte & Touche resigned, refused to stand for re-election or was dismissed. See Item 304(a)(iv) of Regulation S-K.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Five

Please see our response to comment 56.

58.	Please revise the disclosure regarding disagreements to indicate the specific period during which Ernst & Young was engaged. In this regard, clarify whether the engagement began on January 23, 2003.

The disclosure has been revised on page 108 in response to the comment.

Financial Statements

59.	Please tell us your proposed initial offering price as well as when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

In response to the Staff’s comment, the Company supplementally advises the Staff that a proposed initial offering price has not been determined as of the date of this letter. The underwriters communicated to the Company a preliminary price range of $8 to $10 per share on February 2, 2005. On March 29, 2005, due to a deteriorating market, the underwriters revised their preliminary estimate to $6 to $8 per share, subject to market conditions; however, this range has not been agreed to by the Company and will be the subject of further discussion with the underwriters.

Note 2. Summary of Significant Accounting Policies

Intangible Assets. p. F-10

60.	Please tell us why you believe that the trade names acquired in connection with the acquisition of your predecessor should be deemed intangible assets with indefinite useful lives. Tell us why you believe that no legal, regulatory, contractual, competitive, economic or other factors could limit the useful life of these intangible assets. We may have further comment.

The Company believes that the Rackable trade name acquired in connection with the acquisition of the Company’s predecessor has an indefinite useful life, primarily because (1) the Rackable name has been in use for over five years, during which time the Company’s market share has grown to become the fourth largest x86 server vendor, ahead of Sun Microsystems, Fujitsu and Gateway (see response to comment 4), (2) the Company anticipates that the market awareness of the Rackable trade name will continue to grow as it further expands its market position, (3) the Company has no intention to discontinue using the trade name and anticipates that it will contribute to future cash flows indefinitely, (4) the Company is aware of no legal, regulatory or contractual factors that could limit the useful life of the brand name, (5) the Company had demonstrated success in competing in this growing market against larger established competitors as evidenced by the Company’s

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Six

success with Yahoo! and Microsoft, (6) although the Company competes with other companies in the server market, the Company believes that its highly differentiated product designs have been a key factor in the Company’s success in the marketplace, (7) the Company’s differentiated products are protected by several patents that do not begin to expire until 2017, which the Company has successfully enforced against four companies and which the Company believes provide significant barriers to entry, (8) the server market remains healthy and is expected to grow from $18 billion in 2003 to $24 billion in 2008, as reported by IDC, and (9) the Company is not aware of any technological trends that would render its products obsolete. The Company continues to evaluate overall industry and company-specific circumstances and conditions to identify indicators of impairment. The Company believes that its trade name will continue to contribute to its cash flows indefinitely.

Revenue Recognition, pp. F-10 to F-11

61.	As currently presented, disclosures regarding your revenue recognition policies are somewhat general in nature. For example, while you discuss service revenue related to maintenance contracts, you do not indicate whether these services are provided on a stand-alone basis or as part of multiple element arrangements. Similarly, you do not discuss how you determine the fair value of custom maintenance contracts as part of multiple element arrangements.

To aid investor understanding, please revise your disclosure to provide the following:

•	Describe the material terms of the arrangements under which you provide your products or services. Include descriptions of terms that you consider to be non-standard and/or non-routine and distinguish between terms offered to different customers;

•	Clarify the specific return rights you offer, including the types of customers to whom these rights are offered;

•	Clarify the payment terms you offer;

•	Identify the elements included in each material type of sales transaction;

•	Identify all criteria considered in determining when to recognize revenue, and explain how you determine when each of the identified criteria have been met;

•	For transactions with multiple elements, indicate how you determine the criteria have been met to be considered a separate unit of accounting and how the timing and amount of revenue attributable to individual elements is determined; and

•	Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and that your policies comply with that literature.

Additionally, please discuss the revenue recognition policy under your “sparing” arrangements disclosed on page 71 and clarify whether these parts related to “sparing” arrangements are owned by you or the customer.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Seven

The disclosure has been revised on pages F-10 and F-11 in response to the comment.

62.	For arrangements that include installation, implementation or similar services, clearly indicate how you consider your performance obligation with respect to any undelivered services in determining the amount of revenue to be recognized with respect to delivered elements. See SAB Topic 13:A.3.c.

The disclosure has been revised on pages F-10 and F-11 in response to the comment.

Note 16. Stock-Based Compensation, pp. F-27 to F-29

63.	Provide us, with a view towards additional disclosure, the following information in chronological order for stock option grants and other equity-related transactions for the one-year period preceding the filing of the registration statement:

•	The type of security;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity related issue;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The intrinsic, if any per option;

•	The total amount of compensation deferred, beneficial conversion feature and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense; and

•	Reference the authoritative accounting guidance relied upon for each non-option grant equity transaction.

Indicate whether the valuation used to determine the fair value of your equity instruments was contemporaneous or retrospective. If the valuation specialist was a related party, indicate this.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Eight

Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

The Company will submit its response to this comment in a separate letter to the Staff.

64.	Please tell us and disclose the objective evidence that supports your determination of fair value of the underlying shares of common stock at each grant date. Where you have used valuation methods to determine common stock fair value, provide us with your assumptions and supporting analysis. Highlight any transactions with unrelated party parties believed by management to be particularly strong evidence of an objective fair value per share determination. Discuss and quantify the impact on your fair value of any events, which occurred between the date of equity-related issues were granted and the date the registration statement was filed. Your response should clarify the reasons for any difference between the fair value at the transaction date and the estimated IPO price range. Describe significant intervening events within the company and the broader market that explain the significant changes in fair value of your common stock. To the extent that you did not obtain a contemporaneous valuation by an unrelated valuation specialist, indicate this and explain the reasons why.

The Company will submit its response to this comment in a separate letter to the Staff.

Note 17. Income Taxes, pp. F-29 to F-30

65.	Please provide us with an analysis of your future taxable income projections to substantiate your belief that based on the weight of available evidence, it is more likely than not that the full amount of the deferred tax asset is realizable at September 30, 2004. In your analysis please address all positive and negative factors considered and assumptions made in making such assessment and arriving to such conclusion.

The Company supplementally advises the Staff in response to the Staff’s comment that the Company relied primarily on the future reversals of existing taxable temporary differences and taxable income in prior carryback periods, pursuant to paragraphs 21.a. and 21.c. of SFAS No. 109, in determining whether an allowance for deferred tax assets was needed at September 30, 2004. The Company paid approximately $400,000 of Federal and state income taxes for the year ended December 31, 2003 and made estimated tax payments of approximately $3.8 million through September 30, 2004. The difference between the Company’s pre-tax loss for financial reporting purposes for those periods as compared to its pre-tax income for tax reporting purposes was primarily the result of significant non-deductible permanent differences associated with the change in fair value of embedded derivatives. Given that there was sufficient taxable income within the allowable carryback periods to fully realize the net deferred tax asset of approximately $806,000 at September

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Twenty-Nine

30, 2004, the Company concluded that it was more likely than not that the deferred tax asset was realizable at that date. Such assessment was made based on the net deferred tax assets at September 30, 2004, given that the future reversals of the totaled deferred tax assets of approximately $1.5 million was within the period of the future reversal of the totaled deferred tax liabilities of approximately $700,000. However, it should also be noted that the same conclusion could be reached based on the gross deferred tax assets at September 30, 2004, without having to consider the reversal of future taxable differences.

Note 22. Subsequent Events, p. F-34

66.	Please disclose the methodology in valuing the approximately 1.2 million shares of common stock you purchased from your three founders and the resulting stock compensation expense, if any.

In response to the Staff’s comment, the Company supplementally advises the Staff that the purchase price for the common stock purchased from the Company’s founders was the result of a negotiated transaction between the Company and its founders. The agreements that the founders entered into in December 2002 in connection with the financing transaction provide that the founders’ liquidity is subordinate to the investors obtaining liquidity first. Given these liquidity restrictions and lack of marketability absent the investors’ consent, in addition to the fact that the common stock is subordinate to the preferred stock in liquidation preference, the Company believes the purchase price was appropriate for this transaction. No compensation expense was recorded as a result of this transaction.

Item 15. Recent Sales of Unregistered Securities

67.	With respect to paragraphs (1) and (3), please provide the date of the transactions. Additionally, please elaborate on the services that were provided with respect to the transaction described in paragraph (3).

The disclosure has been revised on pages II-2 and II-3 in response to the comment.

Item 16. Exhibits

68.	We note that there are a number of material exhibits to be filed by amendment. We will need sufficient time to process the amendment when the exhibits are included. Please understand that the filing of these exhibits may cause us to raise issues on areas not previously commented upon.

The Company notes the comment and understands that the filing of the exhibits to the Amendment may cause the Staff to raise issues on areas not previously commented upon.

Cooley Godward LLP

Securities and Exchange Commission

March 30, 2005

Page Thirty

The Company and the underwriters are aware of their obligations under the Securities Act of 1933, as amended, and in accordance with Rule 461(a) will request acceleration of the registration statement orally.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5191 or to Timothy J. Moore at (650) 843-5690.

Sincerely,

COOLEY GODWARD LLP

/s/ Brett D. White

Brett D. White